UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the press release with respect to the first quarter results ended July 22, 2007

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

August 29, 2007
Per: /s/ Sylvain Aubry
Sylvain Aubry
Corporate Secretary

COUCHE-TARD CONTINUES ROBUST GROWTH

FIRST QUARTER REVENUES CLIMB 25%

  Net earnings jump 26.8% excluding the non-recurring tax expense in Q1-2007

  Earnings per share on a diluted basis increased from $0.26 to $0.33 excluding the item indicated above

  Store acquisition program delivers positive contribution

  Growth in same-store sales overcomes volatile U.S. markets

TSX: ATD.A, ATD.B

Laval, Quebec, August 29, 2007 – Alimentation Couche-Tard Inc. extended its strong performance into a new fiscal year with revenues of $3.6 billion in the first quarter of 2008, an increase of $716.4 million or 25.1%.

Net earnings for the 12-week period ended July 22, 2007 grew 54.9% to $69.1 million, equal to $0.34 per share or $0.33 on a diluted basis. Net earnings for Q1-2007 were reduced by an unusual tax expense of $9.9 million. Excluding this factor, net earnings grew by 26.8%.

"We are very pleased with this momentum," said Alain Bouchard, Chairman, President and CEO. "It shows that initiatives such as our IMPACT program as well as our branding and pricing strategies are producing solid internal growth despite tough markets right now, especially in the south of the United States."

"Also, the company-operated stores acquired during the last 12 months are already profitable and they have yet to reach their full potential."

Highlights of the First Quarter of Fiscal 2008

Business Acquisitions On June 5, 2007, Couche-Tard finalized, with Sterling Stores LLC, the acquisition of 28 company-operated stores operating under the Sterling banner and five land parcels, all located in northwest Ohio, United States.

During the quarter, the Company also acquired four other stores through four separate transactions.

Growth of the Store Network

	Company-
	operated
	stores	Affiliated stores	Total

Number of stores, beginning of period	4,072	1,441	5,513
Acquisitions	32	-	32
Openings / constructions / additions	10	89	99
Closures / withdrawals	(15)	(14)	(29)
Conversions into company-operated stores	3	(3)	-

Number of stores, end of period	4,102	1,513	5,615

IMPACT Program During the first quarter, Couche-Tard implemented its IMPACT program in 67 company-operated stores. As a result, 52.4% of the company-operated stores have now been converted to the IMPACT program, which gives the Company considerable opportunity for future internal growth.

Dividends On August 29, 2007, the Board of Directors of Couche-Tard declared a dividend of Cdn$0.03 per share to shareholders on record as at September 5, 2007, and approved its payment for September 13, 2007. This is an eligible dividend within the meaning of the Income Tax Act.

Exchange Rate Data

The Company reports in US dollar given the predominance of its operations in the United States and its US dollar denominated debt.

The following table presents relevant exchange rates information based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00:

	12-week periods ended
	July 22, 2007	July 23, 2006
Average for period (1)	0.9313	0.8966
Period end	0.9537	0.8784
______________________
(1) Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Selected Consolidated Financial Information

The following tables highlight certain information regarding Couche-Tard’s operations for the 12-week periods ended July 22, 2007 and July 23, 2006:

(In millions of US dollars, unless otherwise stated)	12-week periods ended
	July 22, 2007	July 23, 2006	Variation
Statement of Operations Data:
Merchandise and service revenues (1):
United States	838.5	705.5	133.0	18.9%
Canada	424.1	387.7	36.4	9.4%
Total merchandise and service revenues	1,262.6	1,093.2	169.4	15.5%
Motor fuel revenues:
United States	2,022.3	1,520.7	501.6	33.0%
Canada	288.6	243.2	45.4	18.7%
Total motor fuel revenues	2,310.9	1,763.9	547.0	31.0%
Total revenues	3,573.5	2,857.1	716.4	25.1%
Merchandise and service gross profit (1):
United States	273.8	237.2	36.6	15.4%
Canada	147.5	135.4	12.1	8.9%
Total merchandise and service gross profit	421.3	372.6	48.7	13.1%
Motor fuel gross profit:
United States	109.5	70.3	39.2	55.8%
Canada	18.2	15.4	2.8	18.2%
Total motor fuel gross profit	127.7	85.7	42.0	49.0%
Total gross profit	549.0	458.3	90.7	19.8%
Operating, selling, administrative and general expenses	393.9	339.4	54.5	16.1%
Depreciation and amortization of property and equipment and other assets	37.7	27.8	9.9	35.6%
Operating income	117.4	91.1	26.3	28.9%
Net earnings	69.1	44.6	24.5	54.9%
Other Operating Data:
Merchandise and service gross margin (1):
Consolidated	33.4%	34.1%	(0.7%)
United States	32.7%	33.6%	(0.9%)
Canada	34.8%	34.9%	(0.1%)
Growth of same-store merchandise revenues (2) (3):
United States	3.5%	4.7%
Canada	5.4%	2.9%
Motor fuel gross margin:
United States (cents par gallon) (3)	16.73	13.60	3.13	23.0%
Canada (Cdn cents per litre)	5.00	4.75	0.25	5.3%
Volume of motor fuel sold (4):
United States (millions of gallons)	685.2	534.9	150.3	28.1%
Canada (millions of litres)	390.6	361.7	28.9	8.0%
Growth of same-store motor fuel volume (3):
United States	(1.8%)	3.6%
Canada	7.6%	3.4%
Per Share Data:
Basic net earnings per share (dollars per action)	0.34	0.22	0.12	54.5%
Diluted net earnings per share (dollars per action)	0.33	0.21	0.12	57.1%

	July 22, 2007	April 29, 2007	Variation
Balance Sheet Data:
Total assets	3,181.6	3,043.2	138.4	4.5%
Interest-bearing debt	847.3	870.0	(22.7)	(2.6%)
Shareholders’ equity	1,255.6	1,145.4	110.2	9.6%
Ratios:
Net interest-bearing debt/total capitalization (5)	0.35:1	0.39:1
Net interest-bearing debt/EBITDA (6)	1.28:1 (7)	1.48:1

(1)

Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)

Does not include services and other revenues (as described in footnote 1 above). Growth in Canada is calculated based on Canadian dollars.

(3)

For company-operated stores only.

(4)

Includes volume of franchisees and dealers.

(5)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents and temporary investments, divided by the addition of shareholders’ equity and long-term debt, net of cash and cash equivalents and temporary investments. It does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other public companies.

(6)

This ratio is presented for information purposes only and represents a measure of financial condition used especially in financial circles. It represents the following calculation: long-term interest-bearing debt, net of cash and cash equivalents, divided by EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization). It does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

(7)

This ratio was standardized over a period of one year. It includes the results of the first quarter of the year ending April 27, 2008 as well as the second, third and fourth quarters of the year ended April 29, 2007.

Operating Results

Revenues amounted to $3.6 billion for the 12-week period ended July 22, 2007, up $716.4 million for an increase of 25.1%, of which $572.6 million is attributable to the acquisitions carried out over the past 12 months. The Company earned 80.1% of its revenues in the United States, compared with 77.9% in the same quarter of the previous year.

Merchandise and service revenues grew $169.4 million or 15.5%, of which $102.8 million was generated by the stores acquired during the past 12 months and $16.3 million was generated by the 3.9% appreciation of the Canadian dollar against its U.S. counterpart. Internal growth, as measured by the increase in same-store merchandise revenues, was 3.5% in the United States and 5.4% in Canada. This satisfactory growth of 3.5% in the U.S. stems primarily from Couche-Tard’s pricing strategies customized for the competitive environment of each of their six region markets. More, the implementation of beer caves in their IMPACT renovations continues to provide sustained growth in this product category. The Canadian market continues to benefit from the ongoing economic boom in Western Canada. The Eastern and Central regions of the country also performed well with their customized product offering and promotions.

Motor fuel revenues increased $547.0 million or 31.0%, of which $67.6 million stems from a higher average retail price at the pump in the US and Canadian company-operated stores.

The following table shows the average retail pump prices observed over the past 24 months:

					Weighted
Quarter	2nd	3rd	4th	1st	average
52-week period ended July 22, 2007
United States (US dollars per gallon)	2.61	2.26	2.52	2.98	2.60
Canada (Cdn cents per litre)	89.87	80.27	90.11	98.49	89.22
53-week period ended July 23, 2006
United States (US dollars per gallon)	2.62	2.33	2.30	2.86	2.51
Canada (Cdn cents per litre)	95.65	84.61	88.63	96.08	90.82

The stores acquired over the past 12 months contributed 142.3 million gallons during the first quarter, or $469.8 million in revenues. Internal growth, as measured by same-store motor fuel volume, fell 1.8% in the United States and rose 7.6% in Canada. In the first quarter of 2008, Southeast and Florida/Gulf Coast regions made efforts to rebuild their clientele, following their strategies of the last quarter of fiscal 2007. These efforts were not done at the expense of the margin. In the U.S. Great Lakes region, Couche-Tard’s competitors had recourse during the quarter to very aggressive promotions in which the Company did not participate, choosing to preserve their margin. This strategy was positive on the margin of that region. In Canada, growth is due to the strong economy in Western Canada combined with the pricing strategies implemented in Central Canada and the growing popularity of the CAA program in Quebec.

Merchandise and service gross margin was 33.4% in the first quarter of 2008, down from 34.1% in the first quarter of 2007. In the United States, the gross margin was 32.7%, down from 33.6% last year and in Canada, it fell slightly to 34.8% from 34.9% last year. In the U.S., facing an unstable economic environment and continuous high motor fuel retail prices, many of Couche-Tard’s regional markets chose to be conservative and selected strategies aiming to maintain and increase their customer base. This involved customized, aggressive promotions which did not pass increased supply costs completely to customers. These strategies will be reassessed as customers and competitors become more responsive to retail price increases. Also, some of the stores acquired during the last 12 months were pursuing a discount strategy which has also depressed our margins and will require some time to reposition. In Canada, the slight drop in gross margin also results from the Company’s more aggressive pricing strategies and from a more important percentage of lower margin items in its product-mix.

Motor fuel gross margin for the company-operated stores in the United States increased to 16.73¢ per gallon compared with 13.60¢ per gallon the previous year. The trend in Canada was similar—the motor fuel gross margin was Cdn5.00¢ per litre compared with Cdn4.75¢ per litre for the quarter ended July 23, 2006. As Couche-Tard stated in previous quarters, the volatility of gross margin from one quarter to another tends to stabilize on an annual basis.

The following table provides some information related to the motor fuel gross margin of Couche-Tard’s company-operated stores in the United States for the last eight quarters:

(US cents per gallon)
					Weighted
Quarter	2nd	3rd	4th	1st	average
52-week period ended July 22, 2007
Before deduction of expenses related to electronic payment modes	20.73	13.19	13.12	16.73	15.61
Expenses related to electronic payment modes	3.77	3.12	3.59	4.15	3.62
After deduction of expenses related to electronic payment modes	16.96	10.07	9.53	12.58	11.99
53-week period ended July 23, 2006
Before deduction of expenses related to electronic payment modes	17.05	17.63	10.96	13.60	14.82
Expenses related to electronic payment modes	3.50	3.24	3.31	3.82	3.46
After deduction of expenses related to electronic payment modes	13.55	14.39	7.65	9.78	11.36

Operating, selling, administrative and general expenses increased by 0.2% as a percentage of merchandise and service revenues. This is primarily due to the increase in expenses related to electronic payment modes, which vary in line with motor fuel retail prices. Excluding such expenses, operating, selling, administrative and general expenses fell 0.3%, confirming Couche-Tard’s tightened management of these costs.

Earnings before interests, taxes, depreciation and amortization [ EBITDA ]1 increased by 30.4%, of which 17.3% results from internal growth, following the reasons mentioned above. Applying a comparable motor fuel net margin2, EBITDA is showing a growth of 22.5% for the first quarter of fiscal 2008.

Depreciation and amortization of property and equipment and other assets increased primarily from investments made in 2007 and in the first quarter of 2008 through acquisitions and the ongoing implementation of the Company’s IMPACT program in its network.

Financial expenses were up $6.5 million compared with the quarter ended July 23, 2006. The increase is primarily due to higher average borrowings partially offset by the drop in average interest rate.

______________________
1 Earnings before interests, taxes, depreciation and amortization is not a performance measure defined by Canadian GAAP, but management, investors and analysts use this measure to evaluate the Company’s operating and financial performance. Note that the Company’s definition of this measure may differ from the ones used by other companies.

2 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before.

Income tax rate for this quarter is 32.5%, down from the 34.0% posted last year. This excludes the unusual income tax expense of $9.9 million recorded during the first quarter of 2007 following the adoption by the Government of Quebec of Bill 15 in the National Assembly of Quebec.

Couche-Tard closed the first quarter of fiscal 2008 with net earnings of $69.1 million, which equals $0.34 per share or $0.33 per share on a diluted basis, compared with $44.6 million last year. Net earnings rose $24.5 million or 54.9%. Considering a comparable motor fuel net margin1 and excluding the unusual income tax expense posted following the adoption of Bill 15, net earnings would have increased by $8.2 million or 18.4% The stores acquired during the last 12 months have contributed positively to net earnings of the quarter. They have not generated their full potential yet, but their integration is going according to plan.

Liquidity and Capital resources

Couche-Tard’s capital expenditures and acquisitions carried out during the first quarter of fiscal 2008 were mainly financed using its available cash and credit facilities. In the future, Couche-Tard is confident that it will be able to finance its capital expenditures and acquisitions through a combination of cash flows from operating activities, additional debt, monetization of its real estate portfolio and, as a last resort, by share issuances.

As at July 22, 2007, $525.0 million was used under the term revolving operating credit and the effective interest rate was 6.23%. Couche-Tard also has a subordinated unsecured debt of $350.0 million. In addition, Cdn$0.8 million and $16.6 million were used for standby letters of credit.

Selected Consolidated Cash Flow Information

(In millions of US dollars)	12-week periods ended
			Variation
	July 22, 2007	July 23, 2006	$
Operating activities
Cash flows (1)	106.3	75.7	30.6
Other	(18.5)	17.1	(35.6)
Net cash provided by operating activities	87.8	92.8	(5.0)
Investing activities
Business acquisitions	(53.8)	(139.9)	86.1
Purchase of property and equipment, net of proceeds from the disposal of property
and equipment	(34.7)	(28.0)	(6.7)
Proceeds from sale and leaseback transactions	10.7	5.2	5.5
Other	(1.0)	(8.2)	7.2
Net cash used in investing activities	(78.8)	(170.9)	92.1
Financing activities
Increase in long-term borrowing	11.8	-	11.8
Issuance of shares	4.1	-	4.1
Repayment of long-term debt	(0.1)	(1.9)	1.8
Net cash provided by (used in) financing activities	15.8	(1.9)	17.7
Company credit rating
Standard and Poor’s	BB	BB
Moody’s	Ba1	Ba1

(1)

These cash flows are presented for information purposes only and represent a performance measure used especially in financial circles. They represent cash flows from net earnings, plus depreciation and amortization, loss on disposal of assets and future income taxes. They do not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similar measures presented by other public companies.

1 The motor fuel net margin consists of the motor fuel gross margin net of expenses related to electronic payment modes. The comparable motor fuel net margin is defined as the actual motor fuel net margin for the period adjusted for the volume pumped and the motor fuel net margin realized during the corresponding period of the year before.

Operating activities During the first quarter, the cash used in other elements related to operating activities is due to the variance in non-cash working capital, which results primarily from the increase in inventory and accounts receivable, offset in part by the increase in income taxes payable.

Investing activities Couche-Tard’s major investment during the quarter was the acquisition of the Sterling stores. Capital expenditures are primarily related to the ongoing implementation of the IMPACT program throughout the network, as well as the replacement of equipment in some stores to enhance the offering of products and services.

Financing activities During the first quarter of fiscal 2008, Couche-Tard borrowed $11.8 million through its operating credit and issued shares following the exercise of stock options in the amount of $4.1 million.

Financial Position

As demonstrated by the indebtedness ratios included in the "Selected Consolidated Financial Information" section and by the cash flows, Couche-Tard has an excellent financial position.

The increase in Couche-Tard’s total assets stems primarily from the $57.8 million increase in Property and equipment and the $35.0 million increase in Inventory. These increases are primarily due to the acquisition of 28 Sterling stores. Cash and cash equivalents also increased by $29.6 million, resulting mainly from net cash provided by operating activities.

Summary of Quarterly Results

(In millions of US dollars except for per share data,	12-week
unaudited)	period
	ended
	July 22,					Extract from the 53-week period
	2007	52-week period ended April 29, 2007				ended April 30, 2006
Quarter	1st	4th	3rd	2nd	1st	4th	3rd	2nd
Weeks	12 weeks	12 weeks	16 weeks	12 weeks	12 weeks	13 weeks	16 weeks	12 weeks
Revenues	3,573.5	2,972.6	3,498.0	2,759.7	2,857.1	2,638.9	2,944.2	2,391.9
Income before depreciation and amortization of property and equipment and other assets, financial expenses and income taxes	155.1	99.0	125.0	149.2	118.9	84.0	128.2	115.6
Depreciation and amortization of property and equipment and other assets	37.7	34.4	43.3	28.3	27.8	26.8	33.4	24.0
Operating income	117.4	64.6	81.7	120.9	91.1	57.2	94.8	91.6
Financial expenses	15.0	14.4	16.6	8.5	8.5	8.5	10.8	7.5
Net earnings	69.1	33.4	43.7	74.7	44.6	32.1	54.5	55.5
Net earnings per share
Basic	$0.34	$0.17	$0.22	$0.37	$0.22	$0.16	$0.27	$0.27
Diluted	$0.33	$0.16	$0.21	$0.36	$0.21	$0.15	$0.26	$0.27

Outlook

During fiscal 2008, Couche-Tard will pursue its investments in order to deploy its IMPACT program in approximately 400 stores and build or acquire approximately 60 stores on a individual basis. The Company’s capital budget for the fiscal year 2008 is approximately $300.0 million, which Couche-Tard plans to finance with its net cash provided by operating activities. The Company is confident to be able to carry out approximately 250 store acquisitions.

While Couche-Tard is aware that its results depend on several external factors, including the exchange rate effect and the motor fuel net margin, it is confident to be able to increase its profitability during this fiscal year.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the second largest independent convenience store operator (whether integrated with a petroleum company or not) in terms of number of stores. Couche-Tard currently operates a network of 5,615 convenience stores, 3,444 of which include motor fuel dispensing, located in nine large geographic markets, including six in the United States covering 29 states and three in Canada covering six provinces. More than 45,000 people are employed throughout Couche-Tard’s retail convenience network and service centers.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Tel: (450) 662-3272
info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describes Couche-Tard’s objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard’s actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. Unless otherwise required by applicable securities laws, Couche-Tard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information in this release is based on information available as of the date of the release.

Conference Call on August 29, 2007 at 2:30 P.M. (Montreal Time)
Financial analysts and investors who wish to participate in the conference call on Couche-Tard’s results can dial 1-800-733-7571 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available August 29, 2007 from 4:30 p.m. until September 5, 2007 at 11:59 p.m., by dialing 1-877-289-8525 – access code 21243691 followed by the # key. Also, a webcast of the conference call will be available on the website of the Company for a period of 90 days after the conference call. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED STATEMENTS OF EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Revenues	3,573.5	2,857.1
Cost of sales	3,024.5	2,398.8
Gross profit	549.0	458.3

Operating, selling, administrative and general expenses	393.9	339.4
Depreciation and amortization of property and equipment and other assets	37.7	27.8
	431.6	367.2
Operating income	117.4	91.1
Financial expenses	15.0	8.5
Earnings before income taxes	102.4	82.6
Income taxes (Note 9)	33.3	38.0
Net earnings	69.1	44.6

Net earnings per share (Note 4)
Basic	0.34	0.22
Diluted	0.33	0.21
Weighted average number of shares (in thousands)	202,599	202,041
Weighted average number of shares – diluted (in thousands)	208,169	208,125
Number of shares outstanding at end of period (in thousands)	202,817	202,048

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Net earnings	69.1	44.6
Other comprehensive income, net of income taxes
Net change in unrealized gains (losses) on translating Canadian and corporate operations into the reporting currency	40.3	(8.3)
Net change in unrealized gains on available-for-sale financial assets	0.1	-
Other comprehensive income	40.4	(8.3)
Comprehensive income	109.5	36.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Balance, beginning of period	13.4	9.4
Stock-based compensation (Note 6)	1.1	1.0
Fair value of stock options exercised	(1.5)	-
Balance, end of period	13.0	10.4

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Balance, beginning of period, as previously reported	681.9	505.0
Impact of changes in accounting policies (Note 2)	0.9	-
Balance, beginning of period, as restated	682.8	505.0
Net earnings	69.1	44.6
	751.9	549.6
Dividends	(5.8)	(4.5)
Balance, end of period	746.1	545.1

CONSOLIDATED STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE INCOME (NOTE 2)
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Balance, beginning of period, as previously reported (Note 2)	97.8	100.6
Impact of changes in accounting policies (Note 2)	0.4	-
Balance, beginning of period, as restated	98.2	100.6
Net changes in other comprehensive income during the period, net of income taxes	40.4	(8.3)
Balance, end of period	138.6	92.3

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 22,	July 23,
	2007	2006
	$	$
Operating activities
Net earnings	69.1	44.6
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization of property and equipment and other assets, net of amortization of deferred credits and financing fees recorded in long-term debt	33.0	25.0
Future income taxes	5.4	4.1
(Gain) loss on disposal of property and equipment and other assets	(1.2)	2.0
Deferred credits	4.9	5.0
Other	3.4	3.7
Changes in non-cash working capital	(26.8)	8.4
Net cash provided by operating activities	87.8	92.8

Investing activities
Business acquisitions (Note 3)	(53.8)	(139.9)
Purchase of property and equipment	(39.6)	(31.2)
Proceeds from sale and leaseback transactions	10.7	5.2
Proceeds from disposal of property and equipment and other assets	4.9	3.2
Increase in other assets	(1.0)	(3.2)
Liabilities related to business acquisitions	-	(5.0)
Net cash used in investing activities	(78.8)	(170.9)

Financing activities
Increase in long-term debt	11.8	-
Issuance of shares	4.1	-
Repayment of long-term debt	(0.1)	(1.9)
Net cash provided by (used in) financing activities	15.8	(1.9)
Effect of exchange rate fluctuations on cash and cash equivalents	4.8	(1.7)
Net increase (decrease) in cash and cash equivalents	29.6	(81.7)
Cash and cash equivalents, beginning of period	141.7	331.5
Cash and cash equivalents, end of period	171.3	249.8

Supplemental information:
Interest paid	22.9	17.1
Income taxes paid	12.0	3.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars)

	As at July 22,	As at April 29,
	2007	2007
	(unaudited)	(audited)
	$	$
Assets
Current assets
Cash and cash equivalents	171.3	141.7
Accounts receivable	216.8	199.0
Inventories	417.1	382.1
Prepaid expenses	13.6	13.5
Future income taxes	21.2	22.7
	840.0	759.0
Property and equipment	1,729.4	1,671.6
Goodwill	387.2	373.8
Trademarks and licenses	168.7	168.7
Deferred charges	14.1	25.8
Other assets	41.6	43.4
Future income taxes	0.6	0.9
	3,181.6	3,043.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	752.3	740.3
Income taxes payable	63.4	46.6
Current portion of long-term debt	0.5	0.5
Future income taxes	0.1	0.1
	816.3	787.5
Long-term debt	846.8	869.5
Deferred credits and other liabilities	185.5	161.9
Future income taxes	77.4	78.9
	1,926.0	1,897.8

Shareholders' equity
Capital stock	357.9	352.3
Contributed surplus	13.0	13.4
Retained earnings (Note 2)	746.1	681.9
Accumulated other comprehensive income (Note 2)	138.6	97.8
	1,255.6	1,145.4
	3,181.6	3,043.2

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1. CONSOLIDATED FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements were prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 29, 2007, with the exception of the accounting changes described in Note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company’s 2007 Annual Report (the 2007 Annual Report). The results of operations for the interim periods presented do not necessarily reflect results expected for the full year.

The Company’s business follows a seasonal pattern. The busiest period is the first half-year of each fiscal year, which includes summer’s sales.

2. ACCOUNTING CHANGES

Financial Instruments – Recognition and Measurement

On April 30, 2007, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 "Financial Instruments – Recognition and Measurement", which establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. This new standard must be implemented retroactively without restatement of prior periods financial statements.

The Company made the following classifications:

Financial assets and liabilities	Classification	Subsequent measurement (1)	Classification of gains and losses
Cash and cash equivalents	Held-for-trading	Fair value	Net earnings
Accounts receivable	Loans and receivables	Amortized cost	Net earnings
Investments in publicly-traded securities	Available-for-sale	Fair value	Other comprehensive income
Bank indebtedness and long-term debt	Other financial liabilities	Amortized cost	Net earnings
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	Net earnings

(1) Initial measurement of all financial assets and liabilities is at fair value.

As of April 30, 2007, the impact of the implementation of the classifications described above is a $0.5 increase in Other assets, a $0.1 increase in the long-term Future income tax liability and a $0.4 increase in Accumulated other comprehensive income. These adjustments relate to an investment in publicly-traded securities held by the Company. For the 12-week period ended July 22, 2007, the impact is an increase of $0.1 in other comprehensive income.

Section 3855 also requires that transaction costs be i) recognized in income when incurred or ii) added to or deducted from the amount of the financial asset or liability to which they are directly attributable when the asset or liability is not classified as held-for-trading. The Company has deferred financing costs attributable to its Subordinated unsecured debt which were previously deferred and amortized over the term of the debt. Consequently, the Company elected to apply the accounting policy that consists of deducting financing costs from the amount of the financial liability to which they are directly attributable. As of April 30, 2007, this change resulted in a decrease of $11.6 in Deferred charges, of $13.1 in Long-term debt, in an increase of $0.6 in the long-term Future income tax liability and of $0.9 in Retained earnings. For the 12-week period ended July 22, 2007, the impact is not significant.

Hedges

Effective April 30, 2007, the Company adopted CICA Handbook Section 3865 "Hedges", which establishes circumstances under which hedge accounting may be applied. The purpose of hedge accounting is to ensure that gains, losses, revenues and expenses related to a hedging item and to the hedged item are recognized in net income in the same period.

As described in Note 4 and Note 23 of the consolidated financial statements included in the 2007 Annual Report, the Company uses interest rate swaps as part of its program for managing the interest rate of its Subordinated unsecured debt. These interest rate swaps have been designated and documented as an effective fair value hedge of the Subordinated unsecured debt. Under the new standard, changes in the fair value of the swaps and the debt are recognized in net income, counterbalancing each other, with the exception of any ineffective portion of the hedging relationship. On the balance sheet, the fair value of the interest swaps is recorded in Other assets if it is favourable for the Company or in Deferred credits and other liabilities if it is unfavourable for the Company.

The Company also designates its entire US dollars denominated long-term debt as a foreign exchange hedge of its net investment in its U.S. self-sustaining subsidiaries. Accordingly, corresponding foreign exchange gains and losses are recorded in Accumulated other comprehensive income in the Shareholders’ equity to offset the foreign currency translation adjustments on the investments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

As of April 30, 2007, these changes resulted in an increase of $14.9 in Deferred credits other long-term liabilities and in a decrease of $14.9 in Long-term debt.

Comprehensive Income

On April 30, 2007, the Company adopted CICA Handbook Section 1530 "Comprehensive Income". This Section introduces a new financial statement which presents the change in equity of an enterprise from transactions and other events and circumstances from non-owner sources. These transactions include net changes in unrealized gains and losses on translating Canadian and corporate operations into the reporting currency as well as unrealized gains and losses related to changes in the fair value of certain financial instruments that are not recorded in net earnings. These two types of transactions are recorded in Other comprehensive income.

The result of the implementation of this new standard is that, beginning in the first quarter of fiscal 2008, the Company includes, in its consolidated financial statements, a consolidated statement of comprehensive income while the cumulative net changes in other comprehensive income are included in Accumulated other comprehensive income, which is presented as a new category of Shareholders’ equity. Consequently, an amount of $97.8 presented in cumulative translation adjustments as at April 29, 2007 has been reclassified to Accumulated other comprehensive income.

Disclosure and presentation

On April 30, 2007, the Company adopted CICA Handbook Section 3861 "Financial Instruments – Disclosure and Presentation", which replaces Section 3860, of the same name. Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

Equity

Effective April 30, 2007, the Company adopted CICA Handbook Section 3251 "Equity", which replaces Section 3250 "Surplus". This new section establishes standards for the presentation of equity and changes in equity during the reporting period and requires the Company to present separately equity components and changes in equity arising from i) net earnings; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

3. BUSINESS ACQUISITIONS

Effective June 5, 2007, the Company purchased 28 company-operated stores and five land parcels from Sterling Stores LLC. The acquired stores operate under the Sterling banner in northwest Ohio, United States.

In addition, during the 12-week period ended July 22, 2007, the Company purchased four stores through four distinct transactions.

These acquisitions were settled for a total cash consideration of $53.8, including direct acquisition costs. The preliminary allocations of the purchase price of the acquisitions were established based on available information and on the basis of preliminary evaluations and assumptions management believes to be reasonable. Since the Company has not completed its fair value assessment of assets acquired, the preliminary allocations are subject to adjustments to the fair value of the assets and liabilities until the process is completed. The preliminary allocations are based on the estimated fair values on the dates of acquisition:

$
Tangible assets acquired
Inventories	3.1
Property and equipment	47.0
Total tangible assets	50.1
Liabilities assumed
Accounts payable and accrued liabilities	0.3
Deferred credits and other liabilities	0.5
Total liabilities	0.8
Net tangible assets acquired	49.3
Non-compete agreements	1.0
Goodwill	3.5
Total consideration paid, including direct acquisition costs	53.8

The Company expects that approximately $2.4 of the goodwill related to these transactions will be deductible for tax purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

4. NET EARNINGS PER SHARE

	12-week period			12-week period
	ended July 22, 2007			ended July 23, 2006

		Weighted average	Net		Weighted average	Net
	Net	number of shares	earnings	Net	number of shares	earnings
	earnings	(in thousands)	per share	earnings	(in thousands)	per share
	$		$	$		$
Basic net earnings attributable to Class A and B shareholders	69.1	202,599	0.34	44.6	202,041	0.22

Dilutive effect of stock options		5,570	(0.01)		6,084	(0.01)
Diluted net earnings available for Class A and B shareholders	69.1	208,169	0.33	44.6	208,125	0.21

A total of 610,645 stock options are excluded from the calculation of the diluted net earnings per share due to their antidilutive effect for the 12-week period ended July 22, 2007. There are 230,600 stock options excluded from the calculation for the 12-week period ended July 23, 2006.

5. CAPITAL STOCK

As at July 22, 2007, the Company has 56,175,312 (56,232,652 as at July 23, 2006) issued and outstanding Class A multiple voting shares each comprising ten votes per share and 146,641,334 (145,815,634 as at July 23, 2006) outstanding Class B subordinate voting shares each comprising one vote per share.

6. STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 22, 2007, 8,820,715 stock options for the purchase of Class B subordinate voting shares are outstanding (9,299,780 as at July 23, 2006). These stock options can be gradually exercised at various dates until May 15, 2017, at an exercise price varying from Cdn$2.38 to Cdn$25.71. Three series of stock options totaling 95,000 stock options at exercise prices ranging from Cdn$23.35 to Cdn$23.54 were granted since the beginning of the fiscal year.

For the 12-week period ended July 22, 2007, the stock-based compensation costs amount to $1.1. For the 12-week period ended July 23, 2006, the stock-based compensation costs amount to $1.0.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following weighted average assumptions for the stock options granted during the period:

❑ risk-free interest rate of 4.23%;
❑ expected life of 8 years;
❑ expected volatility of 32%;
❑ expected quarterly dividend of Cdn$0.03 per share.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$10.06 (Cdn$11.70 as at July 23, 2006). A description of the Company’s stock-based compensation plan is included in Note 20 of the consolidated financial statements presented in the 2007 Annual Report.

7. EMPLOYEE FUTURE BENEFITS

For the 12-week period ended July 22, 2007, the Company’s total net pension expense included in its consolidated statement of earnings amounts to $1.4. For the corresponding 12-week period ended July 23, 2006, the expense is $1.2. The Company’s pension plans are described in Note 21 of the consolidated financial statements presented in the 2007 Annual Report.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (in millions of US dollars, except per share amounts, unaudited)

8. SEGMENTED INFORMATION

The Company operates convenience stores in the United States and in Canada. It essentially operates in one reportable segment, the sale of goods for immediate consumption, services and motor fuel through company-operated stores or franchise and affiliated operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and services and motor fuel.

The following table provides the information on the principal revenue classes as well as geographic information:

	12-week period			12-week period
	ended July 22, 2007			ended July 23, 2006
	United States	Canada	Total	United States	Canada	Total
	$	$	$	$	$	$
External customer revenues (a)
Merchandise and services	838.5	424.1	1,262.6	705.5	387.7	1,093.2
Motor fuel	2,022.3	288.6	2,310.9	1,520.7	243.2	1,763.9
	2,860.8	712.7	3,573.5	2,226.2	630.9	2,857.1
Gross Profit
Merchandise and services	273.8	147.5	421.3	237.2	135.4	372.6
Motor fuel	109.5	18.2	127.7	70.3	15.4	85.7
	383.3	165.7	549.0	307.5	150.8	458.3
Property and equipment and goodwill (a)	1,619.0	497.50	2,116.5	922.6	451.7	1,374.3

(a)

Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the property and equipment and goodwill.

9. INCOME TAXES

On June 9, 2006, the Government of Québec adopted Bill 15 in the National Assembly of Québec, regarding amendments to the Taxation Act and other legislative provisions. As a result, for the 12-week period ended July 23, 2006, the Company has recorded an unusual retroactive income tax expense of $9.9. This legislative modification will not have a significant impact on the effective income tax rate of the Company in the future.

10. RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IMPLEMENTED

Capital disclosures and financial instruments disclosures and presentation

In December 2006, the CICA issued three new standards: Section 3862 "Financial Instruments – Disclosures", Section 3863 "Financial Instruments – Presentation" and Section 1535 "Capital Disclosures". These three new standards are applicable to fiscal years beginning on or after October 1, 2007.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. This Section complements principles of recognition, measurement and presentation of financial instruments of Section 3855 "Financial Instruments – Recognition and Measurement", 3863 "Financial Instruments – Presentation" and 3865 "Hedges".

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It complements standards of Section 3861 "Financial Instruments – Disclosure and Presentation".

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed to enable users of financial statements to evaluate the entity’s objectives, policies and procedures for managing capital.

The Company will implement these three new standards in its first quarter of fiscal year 2009 and is currently evaluating the impact of their adoption on its consolidated financial statements.

Inventories

In June 2007, the CICA issued Handbook Section 3031 "Inventories", in replacing Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. Finally, the section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (in millions of US dollars, except per share amounts, unaudited)

This new standard is applicable to fiscal years beginning on or after January 1, 2008. The difference in the measurement of opening inventory may be applied to the opening inventory for the period, with an adjustment to opening retained earnings without prior periods being restated, or retrospectively with a restatement of prior periods. The Company will implement this standard in its first quarter of fiscal year 2009 and is currently evaluating the impact of its adoption on its consolidated financial statements.

11. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.